Exhibit 99.28

PRESS RELEASE
SOURCE: Acasti Pharma Inc.

Acasti Pharma Announces the Initiation of a Second Phase II Clinical Study and Consolidation of its IP Position

Laval, Québec, CANADA – December 5th, 2011 – Acasti Pharma Inc.(Acasti) (TSX.V:APO), a subsidiary of Neptune Technologies & Bioressources Inc. (Neptune), announces the extension of its clinical development program by enrolling the first patients in its second phase II clinical trial designed to assess the safety, efficacy and dose response of its prescription drug candidate, CaPre®, for patients with hypertriglyceridemia.

“The initiation of this clinical trial is an important milestone in our clinical and business development plan.  The open-label design and shorter treatment period of this study facilitates a faster recruitment and earlier outcome data than our double-blinded phase II clinical trial conducted in parallel.” stated Dr. Harlan Waksal, Executive Vice-President. “We expect to be able to communicate to regulating authorities, as well as to the market, the benefits of CaPre® on patients with hypertriglyceridemia within a shorter timeframe.  Furthermore, it will allow the Acasti team to prepare for the next step of its clinical development plan and be ready to file an IND with the FDA to enter into US clinical trials.” he added.

“The addition of our second phase II clinical trial is key to our development strategy as it should not only accelerate our clinical progress, but provide us important information on patients’ response to different treatment doses of CaPre®.” stated Dr. Tina Sampalis, President. “We expect the open-label trial results to confirm our hypothesis that CaPre® is effective at a smaller dose and at a better dosage regimen than competitive products, increasing patient compliance, a major factor for the viability of a chronic regimen.” she added.

Acasti’s intellectual property portfolio has recently been reinforced with the issuance of Neptune’s US patents No. 8,030,348 (the “`348 patent”) and No. 8,057,825 (the “`825 patent”), on which Acasti already has exclusive licensing rights for pharmaceutical cardiovascular applications. The two patents are valid at least until 2024.  The `348 patent covers the composition of novel omega-3 phospholipids for human consumption, synthetic and/or natural, extracted from marine and aquatic biomasses, regardless of the extraction process.  Omega-3 Phospholipids are the main active ingredient in all Acasti’s products.  The `825 patent protects and provides Acasti with the exclusive pharmaceutical use of krill extracts in the U.S., as method for reducing cholesterol, platelet adhesion and plaque formation.

“The rights to those two patents are especially valuable to Acasti, representing important assets as well as very significant value drivers in eventual partnerships on the company’s products under development.” stated Dr. Tina Sampalis.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids.  Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide. Neptune is the mother company of Acasti and NeuroBioPharm.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Acasti Contact:
Tina Sampalis	Xavier Harland
President	Chief Financial Officer
+1 450.686.4555	+1.450.687.2262
t.sampalis@acastipharma.com	x.harland@acastipharma.com
www.acastipharma.com	www.acastipharma.com

Howard Group Contact:
Dave Burwel
+1 888.221.0915
dave@howardgroupinc.com
www.howardgroupinc.com
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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements"  within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.